Exhibit 8.1

List of major subsidiaries, VIEs and VIEs' subsidiaries

Subsidiaries	Place of Incorporation

Four Seasons Education (Hong Kong) Limited	Hong Kong

Shanghai Fuxi Information Technology Service Co., Ltd.	PRC

Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd.	PRC

Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd.	PRC

Variable interest entities	Place of Incorporation

Shanghai Luoliang Network Technology Co., Ltd.	PRC

Shanghai Four Seasons Education Investment Management Co., Ltd.	PRC

VIE's subsidiaries	Place of Incorporation

Four Seasons Class Training Co., Ltd.	PRC

Shanghai Tongfang Technology Further Education School	PRC

Wufeng Siji Xuezhi Education Management Co., Ltd.	PRC

Shexian Siji Xingzhi Culture Development Co., Ltd.	PRC

Shanghai Huangpu Fantasy Further Education School	PRC

Shanghai Jing'an Four Seasons Intellectual Sports Club	PRC

Chongqing Jingzhan Technology Training Center Co., Ltd.	PRC